

June 28, 2010

Rick R. Holley
Chief Executive Officer
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 4300
Seattle, Washington 98104

Re: **Plum Creek Timber Company, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-10239

Dear Mr. Holley:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Tom Kluck
Branch Chief

cc: David W. Lambert
Plum Creek Timber Company, Inc.
Via Facsimile: (206) 467-3790